Enservco Corporation

501 S. Cherry Street, Suite 320

Denver, Colorado 80246

June 19, 2013

Via Edgar Filing and Email

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: A.N. Parker

Re:	Enservco Corporation (the “Company”)
Registration Statement/A#1 on Form S-l
Filed June 12, 2013;
File No. 333-188148

Dear Ms. Parker:

Based on confirmation from Ms. Karina Dorin, Staff Attorney, that the Securities and Exchange Commission has no further comments on the Amendment No. 1 to the Registration Statement, we are requesting acceleration of the Registration Statement.

In conjunction with our request for acceleration we acknowledge that:

s	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

s	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

United States Securities and Exchange Commission

June 19, 2013

s	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Act and under the Exchange Act as they relate to the public offering of securities specified in the Registration Statement. The undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), that the effectiveness of the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m., Eastern time, or as soon as practicable thereafter, on June 21, 2013. We understand that this request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

We ask that you advise Theresa M. Mehringer, Esq. at 303-796-2626 or tmehringer@bfwlaw.com upon the Registration Statement becoming effective. Please leave a voice mail message if you are unable to speak with Ms. Mehringer personally.

Respectfully submitted,

ENSERVCO CORPORATION

/s/ Rick D. Kasch

Rick D. Kasch, President

cc:	Theresa M. Mehringer
Herrick K. Lidstone, Jr.